SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: January 26, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-006 dated January 26, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium concludes Nu-Gro acquisition ALL AMOUNTS ARE STATED IN U.S.$	06-006
Date: January 26, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has concluded the purchase from Spectrum Brands Inc. of its Nu-Gro fertilizer technology and professional products businesses. Agrium will fund the purchase price of $86-million (U.S.$) from cash on hand. Details of the acquisition were announced previously on November 23, 2005.
This acquisition is expected to boost Agrium’s sales and earnings in the growing specialty fertilizer segment and provide sufficient critical mass to form a new Strategic Business Unit.
“With the addition of Nu-Gro, we enhance our position as a leader in controlled release fertilizers and add another stable earnings stream to our portfolio of businesses and products,” said Mike Wilson, Agrium President and CEO. “We are excited about the potential to expand our delivery of specialty products to our customers from the combination of Nu-Gro and Agrium’s existing controlled release product offerings. Our goal is to further enhance our environmental leadership through growing our market and product offering in the controlled release fertilizer segment.”
“We are looking forward to adding Nu-Gro’s employees, products, and brands to Agrium, all of which are highly regarded within the industry,” concluded Mr. Wilson.
About Nu-Gro: Fertilizer Technology and Professional Products Divisions
Nu-Gro produces and distributes controlled release and professional turf products, with total annual sales of approximately $80-million and average gross margins of about 24 percent. The controlled release nitrogen products include branded products, Nitroform®, Nutralene®, SCU® and IB Nitrogen that are marketed to finished product producers for use on golf courses, sport turf, home lawns, high yield agricultural crops, nurseries and in greenhouses. The professional turf products, Proturf ® Professional Turf Products, Nu-Gro and Par Ex ®, are marketed directly for use in golf course and lawn care applications. Additional information on Nu-Gro may be found on Agrium’s website: www.agrium.com.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the successful integration of Nu-Gro’s business, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for U.S. and Canadian currencies, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, assumptions pertaining to the continued market growth, asset valuation and financing arrangements. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.